

Mail Stop 4631

October 18, 2010

via U.S. mail and facsimile

Ricardo Soler, CFO
Tenaris S.A.
46a, Avenue John F. Kennedy – 2nd Floor
L-1855 Luxembourg

> **RE:** **Tenaris S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 1-31518**

Dear Mr. Soler:

We have reviewed your response letter dated October 1, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

II. Accounting Policies, page F-9

F Intangible assets, page F-14

1. We note your response to comment 5 in our letter dated September 7, 2010. As previously requested, please confirm to us that the level at which you are testing goodwill for impairment at least annually is the same level at which management is monitoring goodwill. Please refer to paragraphs 80-85 and BC140, BC144 and BC150 of IAS 36 and paragraph 9 of IFRS 8 for guidance.

G Impairment of non financial assets, page F-15

2. We further note from your response to comment 4 in our letter dated September 7, 2010, that your CGUs represent a subsidiary or a group of subsidiaries. Please provide us with a detailed explanation as to how you determined that a subsidiary or a group of subsidiaries represents the lowest level of asset aggregation that generates largely independent cash inflows. In this regard, we note that your products are manufactured from a large number of facilities located in North America, South America, Europe, Asia and Africa. Please specifically address how you determined that each of your facilities do not meet the definition of a CGU. Please refer to paragraphs 66-73 and paragraphs BCZ113-BC118 IAS 36 for guidance.

3. We note your draft disclosure within your response to comment 4 in our letter dated September 7, 2010, that the recoverable amount of your CGUs is the higher of the value in use and fair value less costs to sell. We further note that you initially evaluate your CGUs for potential impairment using the value in use amount. However, if this amount indicates an impairment, you then determined the impairment charge using the fair value less costs to sell amount. Please revise your draft disclosure to clarify that the actual impairment charge is calculated using a recoverable amount that is the higher of the CGUs value in use and fair value less costs to sell. Otherwise, please provide us with a detailed explanation as to how the draft disclosure complies with the guidance in paragraphs 18, 20, 22, 59, 74, and 104 of IAS 36.

4. We note your response to comment 4 in our letter dated September 7, 2010, in which you note that you test all long-lived assets, including identifiable assets and goodwill, for impairment at the cash-generating unit (CGU) level. During fiscal year 2008, you recognized a US$326.1 million impairment charge for goodwill allocated to four of your CGUs and a US$68.1 million impairment charge for customer relationships, which you note relates to the Prudential CGU. Paragraph 104 of IAS 36 notes that an impairment loss is first allocated to the CGU's carrying amount of goodwill with any remaining impairment loss allocated to the carrying amount of each asset in the CGU on a pro rata basis. Please address this apparent inconsistency.

5 Other operating items, page F-30

5. We note your response to comment 12 in our letter dated September 7, 2010. It is unclear how your current disclosures in Note 5 on page F-30 – F-32 provide all of the disclosures required by paragraph 134 of IAS 36 for each of the CGUs with a significant amount of goodwill in comparison to the total amount of goodwill. In this regard, separate disclosures should be provided for each CGU and the discussion of estimating the recoverable amount should be CGU-specific. As previously requested:

- Specifically disclose whether the value in use or the fair value less costs to sell was used to estimate the recoverable amount for your four CGUs with a significant amount of goodwill for each period presented. Please refer to paragraph 134(c) of IAS 36.

- For the instances you used the value in use amount, please provide for each CGU (a) a description of their specific key assumptions used; (b) the approach you used to assign values to each of the CGU's specific key assumptions; (c) that you projected cash flows over a five year period based on the financial budgets/forecasts approved by management for the corresponding periods, if correct; (d) the growth rate used to extrapolate the cash flow projections along with an explanation as to why this growth rate is reasonable; and (e) the discount rate applied to the specific CGU's cash flow projections. Please refer to paragraph 134(f) of IAS 36.

- For the instances you used the fair value less costs to sell amount, please provide for each CGU (a) the specific methodology you used to determine the fair value less costs to sell; (b) describe the CGU's specific key assumptions used in your model and the approach used to estimate those key assumptions to the extent that the model is not based on an observable market price; and/or (c) disclose the period cash flows have been projected, the growth rate used to extrapolate the cash flow projections, and the discount rate applied to the cash flow projections to the extent a discounted cash flow model was used. Please refer to paragraph 134(e) of IAS 36.

- For those CGUs in which a reasonably possible change in a key assumption would cause the CGU's carrying amount to exceed the recoverable amount, please disclose (a) the amount by which the CGU's recoverable amount currently exceeds the carrying amount; (b) the value assigned to each of the CGU's specific key assumptions; and (c) the amount by which the value assigned to the key assumption must change for the CGU's recoverable amount to equal the carrying amount. Please refer to paragraph 134(f) of IAS 36. If you believe it is not reasonably possible for a change in any of the key assumptions such that the recoverable amount is at risk for falling below the carrying amount, please state as such for those CGUs.

Please provide us with the disclosures that you would have provided in the 2009 20-F and will be the basis for future disclosures. If your assumptions and estimates used to determine the recoverable amounts are the same for all of your CGUs, please explain to investors why that is the case. Also, to the extent that there was a material change in any of the estimates of your key assumptions, please provide investors with an explanation as to why. To the extent that you believe you have provided each of the above disclosures for each of your CGUs with a significant amount of goodwill, please provide us with the specific references to the disclosures you have provided in your footnotes that support your conclusion.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief